UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 14, 2014

SALIX PHARMACEUTICALS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	000-23265	94-3267443
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8510 Colonnade Center Drive Raleigh, North Carolina	27615
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 862-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On July 14, 2014, Salix Pharmaceuticals, Ltd. (the “Company”) and Progenics Pharmaceuticals, Inc. (“Progenics”) announced that the Food and Drug Administration had informed the Company that RELISTOR® (methylnaltrexone bromide) Subcutaneous Injection, 20 mg/ml, for the treatment of opioid-induced constipation in patients taking opioids for chronic non-cancer pain can be approved on the data submitted in the supplemental New Drug Application.

A copy of the press release issued by the Company and Progenics is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated July 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 16, 2014	SALIX PHARMACEUTICALS, LTD.

	By:	/s/ Timothy J. Creech
Timothy J. Creech
Senior Vice President, Finance and Administrative Services

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 14, 2014.